Exhibit 3.33

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 12:00 PM 10/23/1996 960308066 - 2676224

CERTIFICATE OF FORMATION

OF

CZT/ACN TRADEMARKS, L.L.C.

1. The name of the limited liability company is CZT/ACN Trademarks, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

In Witness Whereof, the undersigned have executed this Certificate of Formation of CZT/ACN Trademarks, L.L.C. this 23rd day of October, 1996.

COGNIZANT CORPORATION
Authorized Person

/s/ Leslye G. Katz
Leslye G. Katz
Vice President and Treasurer